

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 18, 2011

Ronald J. Pasek
Senior Vice President and Chief Financial Officer
Altera Corporation
101 Innovation Drive
San Jose, California 95134

> **Re: Altera Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 16, 2011**
> **File No. 000-16617**

Dear Mr. Pasek:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion of Financial Condition and Results of Operations, page 27

Financial Condition, Liquidity, Credit Facility and Capital Resources, page 36

1. We see that the majority of your pre-tax income is generated outside of the United States and that you plan to indefinitely invest outside the United States $1.6 billion of cumulative earnings from your foreign subsidiaries. Tell us your

consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and cash equivalents that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350

Item 8. Financial Statements

Note 9: Commitments and Contingencies, page 53

2. With respect to the Intellectual Ventures matter, tell us how your disclosure considers the guidance from FASB ASC 450-20-50-4b. Under the cited guidance, where there is a reasonable possibility that a loss or an additional loss may have been incurred an entity should disclose an estimate of the range of loss or make a statement that such estimate cannot be made. Refer also to SAB Topic 5-Y.

Note 13: Income Taxes, page 59

3. We note the caption in your income tax rate reconciliation for foreign rate differentials. Please tell us what the foreign rate differential represents in each of the three years presented. As part of your response, explain how the foreign rate differential is determined in each fiscal year and identify the significant components of this item.

4. In future filings please clarify why you believe it is not practicable to determine the amount of unrecognized deferred tax liability related to the $1.6 billion in undistributed earnings of foreign subsidiaries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief